EXHIBIT 21.1

SUBSIDIARIES OF STRATEGIC STORAGE TRUST, INC.

Subsidiary

Strategic Storage Operating Partnership, L.P.

Strategic Storage TRS, Inc.

SSTI 2035 Powers Ferry Rd, LLC

SSTI 11640 Jones Bridge Rd. LLC

SSTI 10490 Colonel Ct, LLC

SSTI 15 McClure Dr, LLC

SSTI 1742 Pass Rd, LLC

SSTI 2526 Ritchie St, LLC

SSTI 281 Richwood Rd, LLC

SSTI 5970 Centennial Cir, LLC

SSTI 2900 Crescent Springs Rd, LLC

SSTI 8080 Steilen Dr, LLC